Cynthia M. Krus
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

February 28 , 2008

RE: MCG Capital Corporation ("Fund")
        File Nos.: 333-149073; 814-239

Dear Ms. Krus:

On February 5, 2008, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940. The registration statement relates to a shelf offering under Rule 415 of the 1933 Act.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. You have represented that the disclosure is substantially similar to the disclosure contained in the registration statement the Fund filed on April 30, 2007, and declared effective on June 29, 2007. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1.   Securitization Transactions—Please disclose the percentage of the portfolio that is transferred to special purpose financing entities and whether the transactions are on a recourse or non-recourse basis. Also, define "consolidated bankruptcy remote special purpose entities."

2.   Footnote (b) to the fee table states that the expenses associated with the administration of the dividend reinvestment plan are included in "Operating Expenses." Please explain in your letter why these fees are not included in the shareholder transaction expenses in the line "Dividend Reinvestment Plan."

General Comments

3.   We note that portions of the filing are incomplete. We may have additional
        comments on such portions when you complete them in a pre-effective
        amendment, on disclosures made in response to this letter, on information
        supplied supplementally, or on financial statements and exhibits added in any
        pre-effective amendments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the registrant and its
management are in possession of all facts relating to the registrant's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the registrant requests acceleration
of the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

        • Should the Commission or the staff, acting pursuant to delegated
          authority, declare the filing effective, it does not foreclose the
          Commission from taking any action with respect to the filing;
        • The action of the Commission or the staff, acting pursuant to delegated
          authority, in declaring the filing effective, does not relieve the registrant
          from its full responsibility for the adequacy and accuracy of the
          disclosure in the filing; and
        • the registrant may not assert this action as defense in any proceeding
          initiated by the Commission or any person under the federal securities
          laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
Information you provide to the staff of the Division of Investment Management in
connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities. We will act on the request and, pursuant to
delegated authority, grant acceleration of the effective date.

        Please respond to this letter by filing a pre-effective amendment pursuant to Rule
472 under the 1933 Act. Please respond to all comments. Where no changes will be
made in the filing in response to a comment, please inform us in a supplemental letter and
state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel